Mail Stop 3561

June 6, 2006

Scott Flood
Secretary
Structured Products Corp.
390 Greenwich Street
New York, NY 10013

Re: Structured Products Corp.
**   Registration Statement on Form S-3**
**   Filed May 10, 2006**
**   File No. 333-133978**

Dear Mr. Flood:

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have

been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note your disclosure in the second paragraph on page 36 of the base prospectus that the prospectus supplement will describe other assets deposited in the asset pool. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please revise your disclosure on page 36 to list all types of assets you contemplate. Additionally, please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please note that your registration statement has been referred to the Division of Investment Management for review and additional comments may be forthcoming.

Prospectus Supplement
Cover

6. We note your fifth bullet point that payments of interest or principal will vary based on performance of an "index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index. Refer to Section III.A.2.a of the Regulation AB adopting release (SEC Release No. 33-8518). We also note your reference at page 16 in the base prospectus referring to "such other Base Rate."

Summary, S-1

7. Please provide a brief summary of circumstances of when pool assets can otherwise be added, removed, or substituted in an appropriate section in the summary. We note your disclosure on pages S-4, S-5 and S-23. Refer to Item 1103(a)(6) of Regulation AB.

8. Please include bracketed language indicating that you will provide a brief summary of how losses not covered by credit enhancements will be allocated to the securities or classes of securities. Refer to Item 1103(a)(3)(ix).

Swap Counterparty, page S-6

9. Please delete "other transaction." Please confirm that swaps are limited to interest rate or currency swaps or revise to identify all other anticipated swaps in the base prospectus and provide us with an analysis on how it meets the definition of asset-backed security.

Additional Underlying Securities, Certificates, page S-23

10. Please confirm that additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws. Also, please revise your summary section to indicate that you will disclose whether additional series or classes of securities may be issued that are backed by the same asset pool and briefly identify the circumstances under which those additional securities may be issued. Please specify whether security holder approval is necessary or if security holders will receive notice. Refer to Item 1103(a)(4) of Regulation AB.

Credit Support, page S-24

11. Please revise to include bracketed disclosure indicating financial information will be provided if an entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

12. Please add disclosure regarding the financial guaranty insurance policy to the base prospectus. All anticipated credit enhancements should be described in the base.

13. Please also provide us an analysis as to why you do not believe the guaranty is a separate security that would need to be registered. Please refer to footnote 329 in the ABS Adopting Release (Release Nos. 33-8518 and 34-50905).

Base Prospectus
Description of Deposited Assets and Credit Support, page 27

14. Please expand your disclosure to explain how you will comply with Rule 190
under the Securities Act.

Other Deposited Assets, page 36

15. Please delete "or to some other asset deposited in the Trust, including hedging
contracts and other similar arrangements." All assets should be described in
the base, including any "hedging contracts."

16. We note in the second paragraph of this section that you may specify that
certain assets constituting part of the Deposited Assets may be beneficially
owned solely by or deposited solely for the benefit of one Class or a group of
Classes. Please disclose if there are any cross-collateral provisions associated
with these certificates or any other certificates issued by the issuing entity.
Please revise here or provide a cross-reference to an appropriate section.
Refer to Item 1113(a)(10) of Regulation AB.

Credit Support, page 36
Other Credit Support, page 38

17. Please delete your reference to "options" or revise to describe the types of
options you contemplate. We note your disclosure on page S-26 of the
prospectus supplement, however, all types of credit support must be described
in the base prospectus. Also, tell us how the options will meet the definition
of an asset-backed security.

Retained Interest, Administrative Agent Compensation and Payment of Expenses,
page 42

18. Supplementally tell us how the retained interests referred to in this disclosure
will be structured. Identify what categories of parties may own the retained
interests and describe how such interests would be retained or granted. For
example, will the holder of the retained interest own a class of securities in the
trust that establishes their right to the "retained interest" payments? Currently,
it appears that you intend to split the interest in the underlying asset into two
rights prior to closing: the retained interest and the remainder interest in the
asset, which will be deposited into the pool. If so, supplementally provide us
with a detailed analysis as to how this creation of new interests (and resale of
the remainder interest) complies with Rule 190. Revise your disclosure,
accordingly.

Exhibit 4.2

> 19. Please file an updated form of qualified Trust Agreement revised to comply
> with the new requirements in Exchange Act Rule 15d-18. Please provide us
> with a copy marked to show changes made to comply with Regulation AB.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated
  authority in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and
- The company may not assert this action as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Al B. Sawyers, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Fax: (212) 506-5151